November 9, 2006
Via Edgar
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:	Valeant Pharmaceuticals International (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2005 Form 10-Q for the Quarterly Period ended June 30, 2006

File Number:	001-11397
Dear Mr. Rosenberg:
     I am writing in further response to your comment letter (the “Comment Letter”) of October 11, 2006 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). We responded to your Comment Letter on October 24, 2006 and the Staff communicated to us via my November 2, 2006 telephone conversation with Ms. Vanessa Robertson certain confirmatory questions with respect to our response. For ease of reference, reproduced below for your ease of reference are the Staff’s confirmatory questions and our responses thereto.

Consolidated Financial Statements and Schedule, page 50
Notes to Consolidated Financial Statements, page 57
Note 9. Detail of Certain Accounts, page 73
1. a. We note your response to comment 1a). Please confirm that you will disclose the table included in your response in future filings. Please confirm that information provided by therapeutic area will be disclosed for each period for which a statement of financial position is presented.
Response:
     We will substantially disclose in future filings for each period for which a statement of financial position is presented the information provided in our previous response.
1. b. We note your response to Comment 1b) and proposed disclosure stating that your policy for intangible assets includes timely impairment tests reviewed on an annual basis and when there are triggering events with respect to specific intangible assets.
     However, disclosure on page 58 states that intangible assets are tested for impairment when possible indications for impairment are identified. Since any intangible assets that are not subject to amortization are required to be tested for impairment annually, please clarify if intangible assets are in fact tested for impairment on an annual basis, and, if so, please confirm we will revise the wording in future filings.
Response:
     Intangible assets are tested for impairment annually and when possible indicators of impairment are identified. We subject goodwill to impairment tests at least annually. Other than goodwill, we do not have indefinite-lived intangible assets. We will include wording in our future filings to reflect such testing.

2. We note your response to Comment 2. Please confirm whether disclosures to be included in future filings will be the same as that in the March 31, 2006 Form 10-Q.
Response:
     We confirm that the disclosure included in the March 31, 2006 Form 10-Q will be included in substantially similar form in future filings where the financial impact of the topic is included in the reported results.
     The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the above response and the related revisions will be acceptable to the Staff. Please do not hesitate to call me at (714) 545-0100 with any questions regarding this letter. We thank you for your time and attention.

Sincerely,
/s/ Bary G. Bailey
Bary G. Bailey
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission, Division of Corporation Finance
 Ms. Vanessa Robertson, Staff Accountant
 Mr. Oscar Young, Senior Accountant

Valeant Pharmaceuticals International
Mr. Peter Blott, Senior Vice President and Group Financial Controller
Eileen Pruette, Esq., Executive Vice President and General Counsel